VIA EDGAR

August 13, 2009

Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 4720

100 F Street, N.E.

Washington, D.C.  20549

Re:   Assured Guaranty Ltd.

Form 10-K for Fiscal Year Ended December 31, 2008

DEF 14A filed March 25, 2009

Form 10-Q for the Quarterly Period Ended March 31, 2009

File No. 001-32141

Dear Mr. Rosenberg:

Thank you for your letter dated July 22, 2009, setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) on the Annual Report on Form 10-K for the year ended December 31, 2008, DEF 14A filed March 25, 2009 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 for Assured Guaranty Ltd. (“Assured” or the “Company”).

We appreciate the effort that went into the Staff’s comments. We have provided our responses in the order the comments appeared in the Staff’s comment letter, which we have reproduced in italicized text. Our responses follow each comment.

Form 10-K for the period ended December 31, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates

Reserves for Losses and Loss Adjustment Expenses, page 83

1.              Your disclosures on page 202 states that the unfavorable development in 2008 was primarily due to incurred losses related to U.S. RMBS exposures as well as other real estate related exposures. Please revise your disclosure to clarify the following:

a.              Discuss how each of your key assumption(s) in developing the liabilities related to U.S. RMBS and other real estate related exposures has changed historically over the periods presented.

b.              Discuss how management has adjusted each of the key assumption(s) used in calculating the current year liabilities for the U.S. RMBS and other real estate related exposures given their historical changes or given current trends observed. This discussion should show the link between what has happened to the key assumption(s) in the past to what management is currently using as its key assumption(s).

c.               Please clarify how you determined that the $8.8 million of portfolio reserves and the $7.8 million of case reserves that were recorded for Subprime RMBS were appropriate since you disclose that $483 million was classified as below investment grade.

Company Response

a.  and b.

During 2008, we experienced adverse development in our loss reserves related to U.S. residential mortgage backed securities primarily related to second lien mortgages, specifically home equity lines of credit (“HELOC”)  and closed end second (“CES”) loans. The key assumptions used in our case loss reserves for these types of loans as of December 31, 2007 and 2008 [June 30, 2009 data presented here for comparative purposes only here to show how we will include it in our Form 10-Q’s going forward] are presented in the following tables:

HELOC Key Variables:

	December 31, 2007	December 31, 2008	June 30, 2009
Constant payment rate	13-18%	7.0-8.0%	6.8-10.9%
Initial constant default rate (CDR)	Roll Rate	19-21%	17-21%
Final CDR rate trended down to	5.0%-7.0%	1%	1%
Draw Rate	5%-10%	1-2%	0.8-1%
Excess spread	250bps	250bps	250bps
Repurchase of ineligible loans by servicer	—	$49M	$195M
Repurchases as % of original pool balance	—	2.1%	8.1%
Loss severity	100%	100%	100%
30-90 day delinquencies as % of current pool	4.39%	6.09%	5.70%
Expected period until final CDR achieved	12months	15months	16.5months
Inception to date incurred losses	$5.4M	$112.4M	$94.1M

As of December 31, 2006, the Company’s HELOC transactions were performing in line with our original expectations, therefore, we had not modeled any case reserves for them.

The primary driver of the adverse development we have experienced related to our HELOC exposure is the result of higher than anticipated 30-90 delinquencies and defaults over an extended period of time, which drive our ultimate expected loss. During 2008, the Company changed its methodology used to project the losses for HELOCs from a roll rate approach to a CDR approach. In a roll rate approach an assumption is made about the rate at which current and delinquent loans ultimately default. The assumed default rate varies based on how long the loan has been delinquent. We used this approach because delinquencies were increasing significantly but there had not been a significant amount of defaults. During 2008, because a sufficient level of defaults had occurred, the Company believed the transaction’s performance statistics were a credible measure for projecting its future performance. As a result, we changed our methodology so that an average of the actual CDR experience was used to project the transactions’ future CDR for a set amount of time to represent the stress period. Once the stress period elapsed the CDR was then assumed to gradually trend down to its final CDR. The total time between the current period’s CDR and the long term assumed CDR used to project losses as of December 31, 2008 was 15 months. After those 15 months expire the long term steady state CDR modeled was 1.00%. We continued to extend the term of the stress period based on transaction performance and the continued weakened overall economic environment. Since the projected CDR was based on actual data, the projected draw rate and projected prepayment rate were adjusted to reflect actual data. This approach has the advantage that it consistently reflects the deal’s actual performance.

Additionally, during 2008 the Company began reviewing the defaulted loans occurring in its HELOC transactions to determine whether they had been inappropriately included in the transaction by the seller. The Company’s analysis resulted in an estimated benefit of $49 million for these loans as of December 31, 2008. [This number was increased to $195 million as of June 30, 2009 as a result of further analysis performed by the Company, as disclosed on page 41 of our Form 10-Q as of June 30, 2009.]

CES Key Variables:

	December 31, 2007	December 31, 2008	June 30, 2009
Constant payment rate	n/a	7%	4%
Initial constant default rate (CDR)	Roll Rate	34-361%	37-39%
Final CDR rate trended down to	n/a	3.4-3.6%	3.7-3.9%
Loss severity	100%	100%	100%
30-90 day delinquencies as % of current pool	6.51%	10.15%	10.33%
Expected period until final CDR achieved	n/a	24months	24months
Inception to date incurred losses	$.4M	$53.9M	$88.6M

As of December 31, 2006, the Company’s CES transactions were performing in line with our original expectations, therefore, we had not modeled any case reserves for them.

Similar to HELOCs, our adverse development related to CES exposure is the result of higher than anticipated 30-90 delinquencies over time, which drives our ultimate expected loss.

As with HELOCs, the methodology used to project losses was switched during 2008 to a CDR based approach because the transactions’ experience was viewed as credible.

Additional disclosures similar to this will be included in the Company’s future filings, commencing with its Form 10-Q filing for the quarter ended September 30, 2009. The nature and extent of these disclosures will depend on the facts and circumstances existing at the time.

c.               The $483 million of below investment grade Subprime RMBS exposure relates our exposure written in both financial guaranty insurance contract and credit default swap form. The $8.8 million of portfolio reserves and $7.8 million of cash reserves were recorded solely against $180 million of below investment grade Subprime RMBS exposure written only in financial guaranty insurance contract form. The remainder of our exposure was written in credit default swap form. Our reserve amounts factor in the seasoning of the transactions, the likely severity of loss on defaults, which ranged from approximately 40-60%, and the discounting of projected future loss payments.

Additional disclosures similar to this will be included in the Company’s future filings, commencing with its Form 10-Q filing for the quarter ended September 30, 2009. The nature and extent of these disclosures will depend on the facts and circumstances existing at the time.

2.              As you have done for portfolio reserves, include quantified and narrative disclosure of the impact that reasonably likely changes in the key assumption(s) used would have on the December 31, 2008 case reserves.

Company Response

As of December 31, 2008, our case reserves were $119.9 million. Of this amount, approximately $55 million related to U.S. RMBS transactions, with the remainder related to either life insurance securitizations or public finance deals [which amounts were discussed separately beginning on page 88 of Form 10-K. We will consider expanding the disclosures for public finance case reserves in the Company’s future filings, depending on the nature and extent of these amounts existing at the time].

The Company’s U.S. RMBS case reserves as of December 31, 2008 were as follows (dollars in millions):

HELOC	$11.4
CES	37.6
Subprime	6.7
$56.7

For HELOC and CES transactions we model our loss reserve sensitivities using a CDR approach by determining the effect of longer and shorter stress periods on the reserves and by modeling the effect of raising the steady state CDR. A longer stress period is selected because severity is already modeled as 100% and as such a more stressful scenario will default more borrowers. For HELOC case reserves, extending the expected period until final CDR is achieved by three months would result in an increase to case reserves of approximately $66 million. If the steady state CDR were increased from 1.00% to 2.50% without extending the stress period, our projected losses would increase by $93 million. If the stress period were increased by three months and simultaneously the steady state equilibrium default rate were increased from 1.00% to 2.50% the projected losses would increase by $150 million. For CES case reserves, increasing the default rate by 10% would result in an increase to case reserves of approximately $18 million. For subprime case reserves, our stress scenario, which increased defaults by 15% and severity by 10%, would result in an increase to case reserves of approximately $2 million.

Additional disclosures similar to this will be included in the Company’s future filings, commencing with its Form 10-Q filing for the quarter ended September 30, 2009. The nature and extent of these disclosures will depend on the facts and circumstances existing at the time.

Notes to Consolidated Financial Statements

5. Fair Value of Financial Statements

Fixed Maturity Securities and Short-term Investments, page 184

3.              You state that you use one of three pricing services to estimate the fair values of your fixed maturity securities and short-term investments. Please revise your disclosure to clarify the following:

•                  Indicate the number of quotes of prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value used in your financial statements;

•                  The amount of assets that were valued using matrix or model processes;

•                  Whether the broker quotes are binding or non-binding; and

•                  The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with SFAS 157.

Company Response

•                  Our third-party Investment Manager obtains prices from pricing services, index providers or broker-dealers. From time to time a pricing source may be updated to improve consistency of coverage and/or accuracy of prices. Generally one price is obtained for each security. Where multiple prices are obtained, the Investment Manager maintains a hierarchy by asset class to prioritize the pricing source to be used. The Investment Manager performs daily and monthly controls to ensure completeness and accuracy of security prices, such as reviewing missing price or stale price data and day-over-day variance reports by asset class. The Investment Manager maintains a Valuation Oversight Committee (VOC) that is required to approve all changes in pricing practices and policies.

•                  Fixed maturity securities are valued by broker-dealers, pricing services or index providers using standard market conventions. The market conventions utilize market quotations, market transactions in comparable instruments, and various relationships between instruments such as yield to maturity, dollar prices and spread prices in determining value. Generally, all of our fixed maturity securities are priced using matrix pricing. The Company used no model processes to price it fixed maturity securities as of December 31, 2008.

•                  Broker-dealer quotations obtained to price securities are generally considered to be indicative and are non-actionable (i.e. non-binding).

•                  The Company receives its fixed maturity security fair value information from its Investment Manager, BlackRock. We are provided with a pricing chart, which for each asset class provides the pricing source, pricing methodology and recommended FAS 157 fair value level. The Company reviews the pricing source of each security each reporting period to determine the method of pricing and appropriateness of FAS 157 fair value level. The Company considers securities prices from pricing services, index providers or broker-dealers to be Level 2 in the FAS 157 fair value hierarchy. Prices determined based upon model processes are considered to be Level 3 in the FAS 157 fair value hierarchy.

Additional disclosure similar to this will be included in the Company’s future filings, commencing with its Form 10-Q filing for the quarter ended September 30, 2009, depending on the facts and circumstances existing at the time.

11. Significant Risk Management Activities

Closely Monitored Credits, page 204

4.              Please review your disclosure to clarify why you have not established a case loss reserve for the Orkney Re II transaction considering that you downgraded your exposure to below investment grade and you disclose that you expect additional credit losses to occur.

Company Response

The Company has modeled estimated future collateral losses in the Orkney Re II portfolio. The Company modeled expected and stressed default levels to project base case and stress case investment income which when combined with the cash flows from the life insurance business provides sufficient cash to make future interest and principle payments. However, given that the projected collateral defaults substantially erode the originally modeled subordination, the Company downgraded the credit to below investment grade as of December 31, 2008.

The Company updated its disclosure regarding its case reserve view for Orkney Re II on page 40 of its Form 10-Q as of June 30, 2009 as follows, “The Company has not established a case loss reserve for the Orkney Re II transaction due to the fact that modeled loss scenarios project sufficient cash flows from the investment and life insurance activities so that the Company does not suffer an ultimate loss in excess of its unearned premium reserve as of June 30, 2009.”

We will continue to revisit our disclosure regarding the amount of case reserves for this and other potentially significant below investment grade exposures.

Signatures, page 263

5.              We note that your principal executive officer and principal financial officer have signed this Form 10-K, but that the filing has not been signed by your controller or principal accounting officer in those capacities as required by Form 10-K. Please amend your filing to include the signature of your controller or principal accounting officer. If Robert B. Mills, the principal financial officer of the company, is also your controller or principal accounting officer, please confirm that you will indicate beneath his signature that he is signing the Form 10-K in the capacity of controller or principal accounting officer as well in future filings. See General Instructions D of Form 10-K for further information.

Company Response

Robert Bailenson, our Chief Accounting Officer, is the Company’s principal accounting officer. We will amend our 2008 Form 10-K filing as such and Mr. Bailenson will sign all future SEC filings as the Company’s principal accounting officer, where so required. A draft of the proposed amended filing is attached hereto as Annex I.

DEF 14A filed March 25, 2009

Compensation Discussion and Analysis

Compensation Process, page 37

6.              Your discussion on page 37 does not adequately describe the financial and non-financial goals for the CEO and other executive officers. Please provide us with draft disclosure for your 2009 proxy statement which more specifically describes and quantifies each of the individual and corporate goals.

Company Response

We will provide disclosure responsive to this comment in our proxy statement that reports 2009 compensation information, which will be filed in the spring of 2010. We have set forth below a draft of what such disclosure would look like if the facts and circumstances associated with 2009 executive compensation were the same as the facts and circumstances associated with 2008 executive compensation that were reported in our proxy statement filed on March 25, 2009. Using our March 25,

2009 proxy statement as a template for the proxy statement that we will file in the spring of 2010, the section entitled, “Executive Officer Performance Goals” on pages 37-38 would read as follows:

“Executive Officer Performance Goals   The Compensation Committee annually establishes performance goals for the CEO, which we call CEO performance measures. Not all CEO performance measures are of equal weight and there is no quantitative method by which the Compensation Committee applies the CEO performance measures. The 2008 CEO performance measures consisted of both financial and non-financial performance measures. The financial performance measures, which we call the Company financial performance measures, which were from the 2008 business plan, as approved by the board, consisted of the following: operating income-$230.3 million, book value per share (excluding unrealized gains/losses on derivatives) - $28.11, adjusted book value per share (excluding unrealized gains/losses on derivatives) — $45.56, operating income per share - $2.53, operating return on equity (excluding accumulated other comprehensive income, which we refer to as “AOCI” and unrealized gains/losses on derivatives) — 10.1%, expense ratio (excluding the Other segment) — 41%, present value of financial guaranty and credit derivative gross written premiums, which we refer to as PVP in the direct segment- $745.6 million, and reinsurance segment PVP - $130 million. (See the explanation of non-GAAP financial measures at the end of the Compensation Discussion and Analysis.) The non-financial component of the CEO performance measures were:  demonstrate strategy and leadership, maintain credit quality of new business written by AGC and AG Re, retain financial ratings of AGC and AG Re as of January 1, 2008 , manage enterprise risk, develop management and plan for succession.

The application of these non-financial performance measures to decisions about the CEO’s compensation is based on the Compensation Committee’s subjective assessment of performance in each of these areas rather than on a quantitative analysis.

The Compensation Committee uses the same Company financial performance measures to evaluate the performance of the other executive officers as it does for the CEO, except that Mr. Schozer has no responsibility for reinsurance PVP. In addition, the Compensation Committee approves annual performance goals for each other executive officer based on the recommendations of the CEO. To implement the Company’s business plan the following individual performance goals are established for the other executive officers:

Mr. Schozer—Management of the Company’s direct segment to write $745.6 million of direct US and international financial guaranty insurance, consistent with the other financial measures and legal requirements.

Mr. Michener—Management of the Company’s legal, human resources and internal audit support units. The legal function provides legal advice to the board of directors and the Company’s operating and support functions as necessary, as well as performing regulatory and compliance activities. The human resource function is responsible for all employee related matters including compensation, payroll and benefit administration, staffing and compliance. The internal audit function is responsible for a program of internal audits to assist the Audit Committee and management in their evaluation of the Company’s internal controls. The internal audit function primarily reports to the chairman of the Audit Committee. Mr. Michener provides management support to the internal audit function.

Mr. Mills—Management of the Company’s financial reporting, financial management and corporate administration support units. The financial reporting function is responsible for producing accurate and timely financial reports in compliance with SEC and other legal and regulatory requirements. The financial management function is responsible for developing internal business plans and budgets as well as management of rating agency and treasury functions. Corporate administration provides real estate, office and other administrative support to the Company’s operating and support units.

Mr. Bailenson—Management of the Company’s financial reporting and establishing the Company’s GAAP and statutory accounting policies. The financial reporting function is responsible for producing accurate and timely financial reports in compliance with SEC and other legal and regulatory requirements.

The difficulty of achieving each component of the Company performance measures and other individual performance goals varied. In the aggregate, the Compensation Committee viewed the Company performance measures and other individual performance goals as significant, but attainable, challenges for the CEO and the other executive officers.

2008 Performance and Compensation Decisions, page 39

7.              In accordance with comment 2, please provide draft disclosure for your 2009 proxy statement showing us how you intend to describe and quantify the extent to which each financial, non-financial and annual performance goal was achieved.

Company Response

We will provide disclosure responsive to this comment in our proxy statement that reports 2009 compensation information, which will be filed in the spring of 2010. We have set forth below a draft of what such disclosure would look like if the facts and circumstances associated with 2009 executive compensation were the same as the facts and circumstances associated with 2008 executive compensation that were reported in our proxy statement filed on March 25, 2009. Using our March 25, 2009 proxy statement as a template for the proxy statement that we will file in the spring of 2010, the section entitled “2008 Performance and Compensation Decisions” on pages 39-40 would read as follows:

“2008 Performance and Compensation Decisions”

The table below shows the results of the 2008 Company financial performance measures.

Performance Measures	2007 Results	2008 Performance Measures	2008 Results
Operating Income	$178.0 million	$230.3 million	$74.5 million
Book Value per share (excl unrealized gains/losses on derivatives)	$26.43	$28.11	$25.43
Adjusted Book Value per share (excl unrealized gains/losses on derivatives)	$42.44	$45.56	$41.91
Earnings Per Share (operating)	$2.57	$2.53	$0.84
ROE (Operating excl AOCI & unrealized gains/losses on derivatives)	9.8%	10.1%	3.4%
Expense Ratio (excl Other segment)	55.8%	41.0%	38.7%
Direct PVP	$476.6 million	$745.6 million	$700.7 million
Reinsurance PVP	$397.8 million	$130.0 million	$122.3 million

In July 2008 Moody’s put both AGC and AG Re on credit review for possible downgrade and in November 2008 Moody’s downgraded AGC to Aa2 (stable) and AG Re to Aa3 (stable). These ratings were below the CEO Performance measure with respect to ratings, which was to maintain the Moody’s ratings of Aaa for AGC and Aa2. At year end 2008, AGC was rated AAA (stable) by both Standard & Poor’s and Fitch Ratings, and its ratings were higher than every financial guaranty insurer except Berkshire Hathaway Assurance Corporation. Unlike most of its financial guaranty competitors, the Company’s high ratings permitted it to continue writing substantial amounts of new business in 2008, although Moody’s rating actions in July and November hurt second half new business production.

The Compensation Committee noted the following significant components of the Company’s 2008 performance that were not part of the Company financial performance measures:

•                  Company’s stock declined by approximately 57%.

•                  The Company’s U.S. direct public finance PVP increased from $60.1 million in 2007 to $431.6 million in 2008, a 618% increase.

•                  Total revenues increased from $358.3 million in 2007 to $498.6 million in 2008, an approximately 39% increase. Strong cash flow from insurance written in 2008 and prior years, especially public finance business, helped increase assets at December 31, 2008 to $4.556 billion from $3.763 billion at December 31, 2007.

•                  In October 2008 the Company entered into a public finance portfolio reinsurance transaction with CIFG Assurance North America, Inc. This transaction generated approximately $91 million in PVP and closed in January 2009.

•                  In November 2008 the Company entered into the stock purchase agreement to acquire FSA.

The Compensation Committee views the Company’s 2008 financial performance as a combination of favorable and unfavorable performance.

•                  The significant shortfall in operating income, book value per share (excluding unrealized gains/losses on derivatives), adjusted book value per share (excluding unrealized gains/losses on derivatives), operating income per share, operating return on equity (excluding AOCI and unrealized gains/losses on derivatives) from the Company financial performance measures was primarily due to higher than expected losses on insured real estate mortgage-backed securities, which we call “RMBS”.

•                  In 2008 direct financial guaranty PVP increased from $476.8 million in 2007 to a record $700.7 million, a 47% increase and 94% of the Direct PVP performance measure. The increase in US direct public finance was also significant since public finance premium is general paid in a lump sum and is available to be invested in the company’s investment portfolio. These results were achieved despite challenging credit market conditions.

•                  In 2008 reinsurance financial guaranty PVP decreased from $397.8 million in 2007 to $122.3 million in 2008. 2007 PVP was $138 million, excluding PVP of $259.8 million from a portfolio reinsurance transaction with Ambac Assurance Corporation. 2008 reinsurance PVP was 94% of the Reinsurance PVP performance measure. This result was achieved despite significantly lower use of reinsurance by primary financial guaranty insurers. The CIFG reinsurance transaction is promising as the type of reinsurance transaction may be written in current market conditions.

•                  The Compensation Committee views the negotiation of the FSA acquisition agreement and the related financing arrangements as significant accomplishments by the CEO and the management team.

The Compensation Committee also views the Company’s 2008 performance as substantially better than the peer group and other competitors. At the end of 2008, the Company was the only financial guaranty insurer actively writing insurance except for Berkshire Hathaway Assurance Corporation. Through the first three quarters of 2008, the Company’s direct PVP was the second highest in the financial guaranty, only modestly behind FSA. In the third quarter of 2008, AGC accounted for approximately 48% of the direct PVP written by the traditional financial guaranty insurers. The Compensation Committee was extremely disappointed in the 57% decline in the Company’s stock price in 2008, the committee noted that the Company’s 2008 stock performance exceeded the performance of the Company’s publicly traded competitors, which had 2008 stock price declines in the range of approximately 68% to 96%.”

Individual Compensation Analysis, page 40

8.              Please provide draft disclosure for your 2009 proxy statement explaining how the compensation committee determined the percentage increases and decreases in the executive officers’ annual bonus awards, long-term incentive awards and salaries.

Company Response

We will provide disclosure responsive to this comment in our proxy statement that reports 2009 compensation information, which will be filed in the spring of 2010. We have set forth below a draft of what such disclosure would look like if the facts and circumstances associated with 2009 executive compensation were the same as the facts and circumstances associated with 2008 executive compensation that were reported in our proxy statement filed on March 25, 2009. Using our March 25, 2009 proxy statement as a template for the proxy statement that we will file in the spring of 2010, the first two paragraphs of the section entitled “Individual Compensation Analysis” (including a new introductory paragraph) on pages 40-41would read as follows:

“Individual Compensation Analysis

The Compensation Committee does not take a formulaic approach to determining percentage increases and decreases in executive officer compensation and there are no specific weightings assigned to any of the financial or non-financial performance measures. Rather, the Compensation Committee evaluates the performance of each executive officer in reference to each of the performance measures applicable to such individual to determine the appropriate compensation level for that person. As a result of the Company’s 2008 performance the Compensation Committee significantly lowered aggregate cash bonuses paid for 2008 performance. Aggregate long term incentive compensation (equity and PRP awards) were also reduced in 2008 as compared to 2007 awards. The considerations taken into account with respect to each executive officer are described below.

Dominic J. Frederico—The Compensation Committee noted the substantially higher than expected RMBS losses in 2008, which caused a shortfall in most of the Company financial performance measures. However, despite difficult market conditions, direct and reinsurance PVP was 94% of the respective performance measures. Mr. Frederico provided strong strategy and leadership by executing the CIFG and FSA transactions in 2008. In addition, despite the Moody’s downgrade, at the end of 2008 the Company was the only traditional financial guaranty company with stable financial ratings and actively writing business. As a result, the Compensation Committee believes Mr. Frederico achieved his enterprise risk goal for 2008. The Compensation Committee noted that the management team was stable in 2008 and that the FSA transaction may add additional management talent to the Company. As a result, the Compensation Committee believes that Mr. Frederico achieved his management development and succession planning goal for 2008. Mr. Frederico’s cash bonus for 2008 decreased approximately 37% from 2007 and his long-term incentive awards decreased by approximately 22%. Mr. Frederico’s total direct compensation (salary and variable compensation) for 2008 would be the second highest if compared to the 2007 total direct compensation of his comparable position at the peer group. Mr. Frederico’s salary is unchanged for 2009.”

Form 10-Q for the quarterly period ended March 31, 2009

Exhibits 31.1 and 31.2

9.              You filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-K. Please revise these certifications to include the entire introductory language of paragraph 4 of Item 601(b)(31) of Regulation S-K.

Company Response

We have amended our certifications under Item 601(b)(31) in our Form 10-Q filing for the quarter ended June 30, 2009 to include the entire introductory language of paragraph 4 of Item 601(b)(31) of Regulation S-K. We will include this amended language in all applicable certifications required in SEC filings going forward.

*               *            *

In connection with its responses, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its SEC filings,

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission of any person under the federal securities laws of the United States.

You may contact Robert Bailenson, Chief Accounting Officer, at (441) 278-6633, William Findlay, Director of Accounting Policy, (212) 261-5508, or me, at (441) 278-6693, if you have any questions regarding our response to your comments.

Sincerely,

Robert B. Mills
Chief Financial Officer
Assured Guaranty Ltd.

cc:	Vanessa Robertson, Staff Accountant
Joel Parker, Accounting Branch Chief
Laura Crotty, Staff Attorney
Suzanne Hayes, Legal Branch Chief
Robert Bailenson, Chief Accounting Officer, Assured Guaranty Ltd.

ANNEX I

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K/A
(Amendment No. 1)

☒      ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

or

☐         TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from               to                  .

Commission File Number 001-32141

ASSURED GUARANTY LTD.
(Exact name of Registrant as specified in its charter)

Bermuda (State or other jurisdiction of incorporation or organization)	98-0429991 (I.R.S. Employer Identification No.)

30 Woodbourne Avenue
Hamilton HM 08 Bermuda
(441) 299-9375
(Address, including zip code, and telephone number,
including area code, of Registrant’s principal executive office)

None
(Former name, former address and former fiscal year, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.01 per share	New York Stock Exchange, Inc.

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 229.405 of this chapter) during the preceeding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐  No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐

Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of Common Stock held by non-affiliates of the Registrant as of the close of business on June 30, 2008 was $1,061,302,528 (based upon the closing price of the Registrant’s shares of the New York Stock Exchange on that date, which was $17.99). For purposes of this information, the outstanding shares of Common Stock which were owned by all directors and executive officers of the Registrant and by ACE Limited were deemed to be shares of Common Stock held by affiliates.

As of February 12, 2009, 91,097,894 shares of Common Stock, par value $0.01 per share, were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Certain portions of Registrant’s definitive proxy statement relating to its 2009 Annual General Meeting of Shareholders are incorporated by reference to Part III of this report.

EXPLANATORY NOTE

This Annual Report on Form 10-K/A (“Form 10-K/A”) is being filed as Amendment No. 1 to our Annual Report on Form 10-K for the year ended December 31, 2008, which was filed with the Securities and Exchange Commission on February 26, 2009 (the “Original Filing”). This Form 10-K/A is a technical amendment to add the signature of the principal accounting officer, which was inadvertently omitted from the Original Filing. The signature page to this amendment constitutes an additional signature page  to the Original Filing.

This Form 10-K/A only adds the referenced additional signature page and we have not modified or updated other disclosures presented in our Original Filing. Accordingly, this Amendment No. 1 does not reflect events occurring after the filing of our Original Filing and does not modify or update those disclosures affected by subsequent events. Information not affected by this amendment is unchanged and reflects the disclosures made at the time of the Original Filing.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASSURED GUARANTY LTD.

By:
Name: Robert B. Mills
Title: Chief Financial Officer

Date: , 2009

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following person on behalf of the Registrant and in the capacity and on the date indicated.

Name	Position	Date

	Chief Accounting Officer	, 2009
Robert A. Bailenson	(Principal Accounting Officer)